UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 *

(Amendment No. 3)*

Vision-Sciences, Inc.
(Name of Issuer)

Common Stock, par value $0.01 Per Share
(Title of Class of Securities)

927912105
(CUSIP Number)

Keith Darragh
Vision-Sciences, Inc.
40 Ramland Road
Orangeburg, New York 10962
(800) 874-9975

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 927912105	Page 2 of 10

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lewis C. Pell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES	7	SOLE VOTING POWER 22,410,951 (1)
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER
PERSON WITH	9	SOLE DISPOSITIVE POWER 22,410,951 (1)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,410,951 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.0% (2)
14	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT.

(1) This amount includes 1,880,620 shares of Common Stock issuable upon exercise of common stock warrants that are presently exercisable and 12,500,000 shares of Common Stock issuable upon conversion of the currently outstanding principal balance of $15.0 million under a $20.0 million convertible note (conversion price of $1.20 per share).  This amount also includes 50,000 shares held by the Reporting Person’s spouse and 43,500 shares held in a trust; the Reporting Person disclaims a beneficial ownership in such shares.

SCHEDULE 13D
CUSIP No. 927912105	Page 3 of 10

(2) This figure is based upon (a) 46,220,878 shares of Common Stock issued and outstanding as of December 14, 2012, plus (b) the aggregate 1,880,620 shares of Common Stock issuable upon conversion of the derivative securities set forth in footnote (1) above and (c) 12,500,000 shares of Common Stock issuable upon conversion of the currently outstanding principal balance of $15.0 million under a $20.0 million convertible note (conversion price of $1.20 per share).

SCHEDULE 13D
CUSIP No. 927912105	Page 4 of 10

Item 1. Security and Issuer.

This Amendment No. 3 to Schedule 13D filed by Lewis C. Pell (the “Reporting Person”) relates to certain acquisitions by the Reporting Person of the Common Stock, par value $0.01 per share (“Common Stock”) of Vision-Sciences, Inc. (the “Company”).

The Company’s principal executive office is located at 40 Ramland Road South, Suite 1, Orangeburg, NY 10962.

Item 2. Identity and Background.

(a)-(c) The Reporting Person is filing this Amendment No. 3 to Schedule 13D as an individual. The Reporting Person is the Chairman of the Board of Vision-Sciences, Inc., 40 Ramland Road South, Suite 1, Orangeburg, New York 10962.

(d) During the past five years, the Reporting Person has not been convicted in any criminal proceeding.

(e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

During the period February 15, 2005 through October 15, 2012, the Reporting Person has purchased 761,545 shares of Common Stock through open market purchases and that were paid for using the Reporting Person’s personal funds.  In addition, on November 17, 2011, a trust in which the Reporting Person is deemed to have a beneficial ownership purchased 1,000 shares of Common Stock in an open market purchase using the funds of such trust.  The following is a listing of the Reporting Person’s transactions:

Transaction Date:	Shares of Common Stock Acquired:	Transaction Type:
August 9, 2005	3,780	Open market purchase
August 25, 2005	1,600	Open market purchase
August 29, 2005	14	Open market purchase
August 30, 2005	3,000	Open market purchase
September 9, 2005	700	Open market purchase
September 12, 2005	450	Open market purchase
September 13, 2005	8,850	Open market purchase
February 23, 2007	1,100	Open market purchase
February 26, 2007	8,900	Open market purchase
February 27, 2007	8,100	Open market purchase
March 6, 2007	2,900	Open market purchase

SCHEDULE 13D
CUSIP No. 927912105	Page 5 of 10

Transaction Date:	Shares of Common Stock Acquired:	Transaction Type:
September 14, 2007	20,000	Open market purchase
September 17, 2007	50,000	Open market purchase
September 21, 2007	15,454	Open market purchase
September 24, 2007	9,546	Open market purchase
September 25, 2007	10,000	Open market purchase
September 27, 2007	20,000	Open market purchase
October 25, 2007	13,938	Open market purchase
October 29, 2007	11,062	Open market purchase
July 9, 2008	38,520	Open market purchase
August 28, 2008	10,000	Open market purchase
September 2, 2008	20,000	Open market purchase
June 7, 2011	25,000	Open market purchase
June 8, 2011	5,000	Open market purchase
June 9, 2011	5,000	Open market purchase
June 10, 2011	10,000	Open market purchase
June 13, 2011	5,000	Open market purchase
June 15, 2011	5,000	Open market purchase
June 16, 2011	10,000	Open market purchase
June 20, 2011	5,000	Open market purchase
June 21, 2011	10,000	Open market purchase
June 22, 2011	10,000	Open market purchase
June 23, 2011	10,000	Open market purchase
November 11, 2011	10,000	Open market purchase
November 14, 2011	2,500	Open market purchase
November 17, 2011	10,000	Open market purchase
November 22, 2011	3,300	Open market purchase
November 29, 2011	2,000	Open market purchase
December 2, 2011	500	Open market purchase
February 10, 2012	5,000	Open market purchase
February 14, 2012	10,000	Open market purchase
February 22, 2012	10,000	Open market purchase
February 23, 2012	7,000	Open market purchase
February 24, 2012	5,000	Open market purchase
February 28, 2012	7,500	Open market purchase
February 29, 2012	5,000	Open market purchase
March 1, 2012	10,000	Open market purchase
March 2, 2012	2,000	Open market purchase
March 5, 2012	10,000	Open market purchase
March 7, 2012	2,500	Open market purchase
March 9, 2012	2,500	Open market purchase
March 13, 2012	600	Open market purchase

SCHEDULE 13D
CUSIP No. 927912105	Page 6 of 10

Transaction Date:	Shares of Common Stock Acquired:	Transaction Type:
March 16, 2012	5,381	Open market purchase
March 19, 2012	5,000	Open market purchase
March 21, 2012	5,000	Open market purchase
March 22, 2012	5,000	Open market purchase
March 23, 2012	5,000	Open market purchase
May 17, 2012	7,200	Open market purchase
May 17, 2012	5,000	Open market purchase
May 18, 2012	25,000	Open market purchase
May 18, 2012	10,000	Open market purchase
May 22, 2012	2,500	Open market purchase
May 25, 2012	70,604	Open market purchase
May 29, 2012	100,000	Open market purchase
May 30, 2012	5,000	Open market purchase
June 4, 2012	5,000	Open market purchase
June 13, 2012	1,324	Open market purchase
June 14, 2012	3,897	Open market purchase
June 15, 2012	4,825	Open market purchase
June 18, 2012	5,000	Open market purchase
June 21, 2012	5,000	Open market purchase
June 26, 2012	10,000	Open market purchase
July 11, 2012	2,500	Open market purchase
September 6, 2012	10,000	Open market purchase

On November 9, 2009, the Reporting Person entered into a $5 million revolving loan agreement with the Company (the “Initial Loan”).  In connection with the execution of the loan agreement, the Reporting Person received a five-year warrant to purchase up to 272,727 shares of Common Stock at an exercise price of $1.375 per share, which was immediately exercisable. The Company drew down the entire capacity available under the Initial Loan and, in consideration for this draw down, issued a 5-year warrant to the Reporting Person to purchase up to an additional 378,788 shares of Common Stock at an exercise price of $1.65 per share.   All such warrants are presently outstanding and exercisable.

In September 2011, the Company and the Reporting Person entered into an amendment and restatement of the Initial Loan providing for an additional $5.0 million in available loans to the Company, for an aggregate loan of up to $10.0 million (the “Amended Initial Loan”).  In connection with the Amended Initial Loan, the Reporting Person received a five-year warrant to purchase up to an additional 1,229,105 shares of Common Stock at an exercise price of $2.034 per share.  This warrant vested and expires on the later of September 30, 2016 or one year after the termination of the Amended Initial Loan and repayment of all amounts due and payable under the Amended Initial Loan.  The Reporting Person also received an availability fee equal to an annual rate of 0.5% on the unused portion of the loan amount calculated based on the difference between the average annual principal amount of the outstanding balance under the Amended Initial Loan and the maximum amount of $10.0 million.

SCHEDULE 13D
CUSIP No. 927912105	Page 7 of 10

On July 25, 2012, the Reporting Person lent the Company an additional $5 million pursuant to the terms of a new promissory note (the “July 2012 Note”), which was repayable on or before November 9, 2014.  Under the July 2012 Note, the Company had the right to require the Reporting Person to convert and exchange any outstanding principal amount under such note prior to November 9, 2014 into shares of Common Stock as part of any future sale of the Company’s equity capital stock to third parties, at the same price and on the same other terms and conditions that such equity capital stock is sold to third parties.  No warrants were issued to the Reporting Person as part of the July 2012 Note.

On September 19, 2012, the Company and the Reporting Person entered into a new $20.0 million revolving convertible promissory note (the “Convertible Note”) which (i) consolidated and restructured the aggregate borrowings outstanding under the Amended Initial Loan and the July 2012 Note and (ii) provided for an additional $5.0 million in borrowing capacity to the Company.

The Convertible Note accrues annual interest, payable annually, at the rate of 0.84%. The Convertible Note must be repaid in full on or before its fifth anniversary (the “Maturity Date”), but may be prepaid by the Company at any time without penalty.

The outstanding principal amount of the Convertible Note is convertible at any time prior to the Maturity Date, at the Reporting Person’s option, into shares of Common Stock at a fixed conversion price of $1.20 per share (equivalent to 16,666,667 shares of Common Stock assuming the full $20.0 million is outstanding).  There currently is $15.0 million outstanding under the Convertible Note, which is convertible into 12,500,000 shares of Common Stock.

The following table summarizes the warrant and convertible note transactions effected by the Reporting Person:

Transaction Date:	Shares of Common Stock Underlying Derivative Security:	Transaction Type:
November 9, 2009	272,727	Acquisition of common stock warrant; $1.375 exercise price
November 9, 2009	378,788	Acquisition of common stock warrant; $1.65 exercise price
September 30, 2011	1,229,105	Acquisition of common stock warrant; $1.65 exercise price
September 19, 2012	12,500,000	Convertible note; $15.0 million outstanding; $1.20 conversion price

Item 4. Purpose of Transaction.

All securities of the Reporting Person currently owned by the Reporting Person were acquired by the Reporting Person as an investment. The Reporting Person has not formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D except as set forth below.

The Reporting Person is, however, the Chairman of the Company’s Board of Directors and its largest stockholder. In addition, the Reporting Person has had, and from time to time may seek to continue to have, discussions with representatives of the Company to discuss general business issues relating to the Company as well as his opinions regarding stockholder value.

The Reporting Person may, from time to time and at any time, acquire additional shares of Common Stock and/or other equity, debt or other securities (collectively, “Securities”) of the Company in the open market or otherwise and reserves the right to dispose of any or all of his Securities in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Securities.

SCHEDULE 13D
CUSIP No. 927912105	Page 8 of 10

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns 22,410,951 shares of Common Stock.  The Reporting Person’s ownership constitutes 37.0% of the aggregate of 60,601,498 shares of Common Stock (i) issued and outstanding as of December 14, 2012 (ii) issuable upon conversion of the current balance outstanding of $15.0 million under the Convertible Note (12,500,000 shares of Common Stock), and (iii) issuable upon exercise of 1,880,620 Common Stock warrants that are presently exercisable (1,880,620 shares of Common Stock).

Amendment No. 2 to Schedule 13D filed by the Reporting Person reflected the Reporting Person’s beneficial ownership of 92,593 shares of Common Stock issuable upon exercise of common stock warrants; these warrants expired in November 2009 and were not exercised.

(b) The Reporting Person has the sole voting power and power to dispose of 8,030,331 shares of Common Stock and upon conversion of the current balance outstanding of $15.0 million under the Convertible Note and the exercise of the warrants described in (a) above, would have the sole voting power and power to dispose of 22,410,951 shares of Common Stock.

(c) In the past 60 days, the Reporting Person has purchased 322,577 shares of Common Stock through open market purchases.  The following is a listing of such transactions:

Transaction Date:	Shares of Common Stock Acquired:	Price per Share	Transaction Type:
November 8, 2012	12,269	$1.18	Open market purchase
November 9, 2012	10,083	$1.15	Open market purchase
November 12, 2012	2,500	$1.2092	Open market purchase
November 14, 2012	100,000	$1.148	Open market purchase
November 19, 2012	57,050	$1.08	Open market purchase
November 20, 2012	22,457	$1.09	Open market purchase
November 21, 2012	16,000	$1.10	Open market purchase
November 23, 2012	900	$1.10	Open market purchase
November 26, 2012	1,900	$1.10	Open market purchase
November 27, 2012	47,441	$1.10	Open market purchase
November 29, 2012	13,625	$1.10	Open market purchase
November 30, 2012	32,123	$1.10	Open market purchase
December 3, 2012	8,360	$1.10	Open market purchase
December 4, 2012	7,700	$1.10	Open market purchase
December 5, 2012	100	$1.10	Open market purchase
December 5, 2012	200	$1.10	Open market purchase
December 6, 2012	10,000	$1.10	Open market purchase
December 7, 2012	4,656	$1.10	Open market purchase
December 10, 2012	2,000	$1.10	Open market purchase
December 13, 2012	18,961	$1.10	Open market purchase

SCHEDULE 13D
CUSIP No. 927912105	Page 9 of 10

In addition, on December 14, 2012, the Reporting Person gifted 1,000,000 shares of Common Stock to the 2012 Lewis C. Pell Irrevocable Trust, dated November 12, 2012.  The trustee of this trust is an unaffiliated third party.  Under the SEC’s rules regarding beneficial ownership, these shares are not deemed to be beneficially owned by the Reporting Person.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in (i) the Reporting Person’s Schedule 13D dated February 4, 2003 (ii) the Reporting Person’s Amendment No. 1 to Schedule 13D filed on April 7, 2003, (iii) the Reporting Person’s Amendment No. 2 to Schedule 13D filed on February 25, 2005, (iv) this Amendment No. 3 to Schedule 13D and (xi) the exhibits attached thereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person, any other person or the Company with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

1.  Convertible Promissory Note made by Vision-Sciences, Inc. in favor of Lewis C. Pell, dated as of September 19, 2012 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on September 20, 2012).

2.  Common Stock Warrants of the Company issued to Lewis C. Pell dated November 9, 2009 (incorporated by reference to Exhibit 10.46 to Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009).

3.  Common Stock Warrant of the Company issued to Mr. Lewis Pell, dated as of September 30, 2011 (incorporated by reference to Exhibit 99.2 of the Company’s Current Report on Form 8-K, filed on October 4, 2011).

SCHEDULE 13D
CUSIP No. 927912105	Page 10 of 10

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Lewis C. Pell
Lewis C. Pell
Reporting Person

Date:  December 18, 2012

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention—Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).